 Exhibit 99.77M

SUB-ITEM 77M:  Mergers

The Sector Rotation Fund, a series of the Starboard Investment Trust (“Fund”), is successor by merger with the Sector Rotation Fund, a former series of the World Funds Trust (“Predecessor Fund”) on June 27, 2011.

At meetings of the Board of Trustees of the World Funds Trust held on March 1, 2011 and May 3, 2011, the Trustees unanimously determined that reorganization was in the best interest of the shareholders of the Predecessor Fund and that the interests of those shareholders would not be diluted as a result of the reorganization.  At a meeting of the Board of Trustees of the Starboard Investment Trust held on April 28, 2011, the Trustees organized a new series with which to merge the Predecessor Fund.

A special meeting of the shareholders of the Predecessor Fund was held at the offices of Commonwealth Shareholder Services, located at 8730 Stony Point Parkway, Suite 205, Richmond, Virginia 23235 on Tuesday, June 22, 2011 at 10:00 a.m. Eastern Time.  At this special meeting, the shareholders voted to approve, among other things, the proposed Plan of Reorganization under which the Predecessor Fund would reorganize into the Fund in a tax-free reorganization.  181,690 shares voted in favor of the item, no shares voted against the item, and 6,808 shares abstained from voting on the item.  Since both a majority of the shares of the Predecessor Fund and more than 67% of the shares of the Predecessor Fund present at the meeting voted in favor of the item, the proposed Plan of Reorganization was approved.